
07006259


SEC MAIL PROCESSING
RECEIVED
MAY 16 2007
WASH, D.C. 186 SECTION

BP 6/13

COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 26540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PDC Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Genesis Blvd.
(No. and Street)

Bridgeport (City) WV (State) 26330 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darwin L. Stump (304) 842-6256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Mellon Center (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Darwin L. Stump____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____PDC Securities Incorporated____, as of __December 31, _________________, 2006______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____



OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
MISTY L. FINCH
RT. 3 BOX 172
PHILIPPI, WV 26416
My commission expires October 16, 2011

Misty L. Finch
Notary Public

Dar L Stump
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



May 10, 2007

BY CERTIFIED MAIL #7160 3901 9849 5061 4924

Mr. Darwin L. Stump
PDC Securities Incorporated
120 Genesis Boulevard
Bridgeport, WV 26330

Dear Mr. Stump:

This acknowledges receipt of your December 31, 2006 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that t he audit report inaccurately claims the (k)(2)(ii) exemption to SEC Rule 15c3-3 rather than the (k)(2)(i) exemption as stated in the firm's membership agreement.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 24, 2007. Questions may be addressed to Kimberly Cooper, Investigator Specialist, at (215) 963-2618.

Sincerely,

AnnMarie McGarrigle
Supervisor of Examiners

AMM/dsw

Enclosure: Form X-17A-5 Part III Facing Page

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103-2929

tel 215 665 1180
fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

KPMG LLP
Certified Public Accountant
One Mellon Center
Pittsburgh, PA 15219

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Notes to Financial Statements

December 31, 2006

(1) Summary of Significant Accounting Policies

Organization

PDC Securities Incorporated (the Company) is a wholly owned subsidiary of Petroleum Development Corporation (PDC). The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited or general partnerships in which PDC is the general or managing general partner. Substantially all the Company's revenues are derived from the commissions on the sale of partnership units in partnerships sponsored by PDC.

The Company is exempt from the provisions of Rule 15c-3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

Securities Transactions

The Company sells direct participation interests in oil and gas limited or general partnerships on a commission basis. The Company does not collect any cash from customers; rather, cash is paid by customers directly to the issuing partnerships who pay the Company. Securities transactions, together with the related income and expenses, are recorded on a settlement-date basis, generally the date of closing for the partnership. Recordation on a settlement-date basis does not differ significantly from recordation on a trade-date basis.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company joins with PDC in filing consolidated federal and state income tax returns. The Company's federal and state income tax liability is settled between the Company and PDC, as if the Company had filed separate returns.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of the financial statements, in accordance with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the

END

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